                     As filed Pursuant to Rule 424(b)(3)
                          Registration No. 333-44096

                                  PROSPECTUS


                             COVALENT GROUP, INC.

                               6,365,500 Shares
                                      of
                                 Common Stock

     This prospectus relates to resales of common stock and shares of common stock underlying warrants that we issued and sold to the selling stockholders listed on page 10. The selling stockholders, or their pledgees, donees, transferees or other successors in interest, may offer the shares through public or private transactions at prevailing market prices, at prices related to prevailing market prices or at privately negotiated prices.

     We will not receive any proceeds from the sale of the shares by the selling stockholders.

     Our common stock is traded on the Nasdaq SmallCap Market under the symbol "CVGR." On September 15, 2000, the last sale price for the common stock was $3.625 per share.

     These securities have not been approved or disapproved by the Securities and Exchange Commission or any state securities commission nor has the securities and exchange commission or any state securities commission passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

     Investing in our common stock involves risks. You should carefully consider the "Risk Factors" beginning on page 6 of this prospectus before you decide to invest.



              The date of this prospectus is September 19, 2000.

                              PROSPECTUS SUMMARY

     This summary highlights information contained in other parts of this prospectus. Because it is a summary, it does not contain all of the information that you should consider before investing in the common stock. You should read the entire prospectus carefully.

                             Covalent Group, Inc.

     We are a total research management organization that designs and manages clinical trials in the drug and device development process and with associated cost containment and quality of care components. We specialize in drug development consultation services with full service contract research organization capabilities provided to major customer groups such as pharmaceutical companies, managed care organizations, insurers and employers. We offer a full array of integrated services including study design, clinical trial monitoring and management, data management, biostatistical analysis and regulatory affairs services. Our business is structured to deliver customized high quality solutions to our Fortune 500 and other clients. In addition, we developed several proprietary products utilizing interactive speech recognition technology that significantly improves the efficiency of conducting clinical trials, including Teletrial(R) and Virtual HouseCall(R), a disease assessment system.

     Our principal executive and administrative offices are located at One Glenhardie Corporate Center, 1275 Drummers Lane, Suite 100, Wayne, Pennsylvania 19087, telephone: (610) 975-9533. Information contained on our Web site at www.covalentgroup.com does not constitute part of this prospectus.

                                 The Offering

Common stock offered by the selling stockholders...................    6,365,500

Common stock to be outstanding after the offering..................   12,174,577

Nasdaq SmallCap National Market symbol.............................       "CVGR"

The amount of common stock to be outstanding after the offering is based on 12,174,577 shares of common stock outstanding on August 1, 2000.

                           FORWARD LOOKING STATEMENTS

     Some statements in this prospectus and the documents incorporated in it by reference contain forward-looking statements about our plans, objectives, expectations and intentions. You can identify these statements by words such as "estimate," "expect," "project," "plan," "intend," "believe," "may," "will," "anticipate" or other similar words. You should read statements that contain these words carefully. They discuss our future expectations, contain projections concerning our future results of operations or our financial conditions or state other forward-looking information, and may involve known and unknown risks over which we have no control. We cannot guarantee any future results, level of activity, performance or achievements. Moreover, we assume no obligation to update forward-looking statements or update the reasons why actual results could differ materially from those anticipated in forward-looking statements. The factors discussed in the section captioned "Risk Factors," and elsewhere in this prospectus and the documents incorporated in it by reference identify important factors that may cause our actual results to differ materially from the expectations we described in our forward-looking statements.

                                 RISK FACTORS

     This section highlights specific risks with respect to an investment in our business. Investing in our common stock involves a high degree of risk. Purchasing our common stock is very risky and you should be able to bear the complete loss of your investment. We also caution you that this prospectus includes forward-looking statements that are based on management's beliefs and assumptions and on information currently available to management. You should carefully consider the risks described below and the other information in this prospectus before purchasing our common stock. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties not presently known by us or that we currently deem immaterial also may impair our business operations. If any of the following risks actually occur, our business could be harmed. In such case, the trading price of our common stock could decline, and you may lose all or part of your investment.

Our customers are concentrated and the loss of one of our largest customers could cause our revenues to drop quickly and unexpectedly.

     Several of our clients account for a significant percentage of our revenues. For the year ended December 31, 1999, revenues from our four largest clients amounted to approximately 25%, 25%, 21% and 18% respectively, (or 89% in the aggregate) of our total revenues; for the year ended December 31, 1998, revenues from our four largest clients amounted to approximately 24%, 22%, 16%, and 12% respectively (or 74% in the aggregate) of our total revenues; for the year ended December 31, 1997, revenues from our four largest clients amounted to approximately 21%, 20%, 19% and 15% respectively (or 75% in the aggregate) of our total revenues. The loss of business from any of these major clients or failure of us to continue to obtain new business would have a material adverse effect on our business and revenues.

     Our revenues are highly dependent on research and development expenditures by the pharmaceutical industry. Decreases in these expenditures, including decreases resulting from an economic downturn in this industry or from mergers or other consolidations, could have a material adverse effect on us. Additionally, we have benefited from the trend in the pharmaceutical industry to outsource an increasing percentage of their clinical trial projects. A reversal of this trend would have a material adverse effect on our business and revenues.

The loss or delay of large contracts would materially hurt our revenues and our business.

     Most of our service contracts are terminable without cause by our client with 30 days prior notice. Our clients may terminate or delay contracts for a variety of reasons, including:

    . the failure of drugs being tested to meet safety requirements; . unexpected or undesired clinical results of the product;
    .  the client's decision to forego a particular study;
    . insufficient patient enrollment or investigator recruitment; or . production problems resulting in shortages of the drug.

     We believe that several factors, including increased cost containment pressures associated with healthcare reform, have caused pharmaceutical companies to apply more stringent criteria to the decision to proceed with clinical trials and therefore may result in a greater willingness of these companies to cancel contracts. The loss or delay of a large contract would have a material adverse effect on our business, results of operations and financial condition.

Intense competition and increasing consolidation in the contract research industry could create stronger competitors and result in the loss of our customers.

     We compete against in-house departments of pharmaceutical companies and against other contract research organizations, most of which possess substantially greater capital, technical and other resources than we have. Contract research organizations generally compete on the basis of previous experience, medical and scientific expertise in specific therapeutic areas, the quality of contract research, the ability to organize and manage large scale trials, database management capabilities, the ability to provide statistical and regulatory services, the ability to recruit investigators, the ability to integrate information technology with systems to improve the effectiveness of contract research and price. Our failure to compete effectively in any one or more of these areas could have a material adverse effect on our business, results of operations and financial condition.

     The contract research organization industry is highly fragmented with several hundred contract research organizations ranging from small, limited service providers to full service contract research organizations with global drug development operations. However, the industry is consolidating. This consolidation is due, in part, to the decision by pharmaceutical companies to contract with fewer contract research organizations, to streamline the outsourcing process by entering into preferred provider relationships with a few contract research organizations or awarding a smaller number of large contracts to qualified contract research organizations. This trend is likely to increase competition among the larger contract research organizations and may lead to price erosion and other forms of competition that could have a material adverse effect on our business, results of operations and financial condition.

Failure to Manage Our Growth May Seriously Harm Our Ability to Provide Services In a Timely Manner and Attract and Retain New Customers

     Our growth has placed, and is expected to continue to place, a significant strain on our managerial, operational and financial resources. The potential for additional growth is particularly significant in light of the frequent need to tailor our products and services to our customers' unique needs. To the extent we add several customers simultaneously or add customers whose needs require extensive customization, we may need to significantly expand our operations.

     Anticipated additional growth will place a significant strain on our limited personnel, financial and other resources. Our future success will depend, in part, upon the ability of our senior management to manage growth effectively. This will require us to implement additional management information systems, to further develop our operating, administrative, financial and accounting systems and controls, to hire additional personnel, to develop additional levels of management within the corporation and to maintain close coordination among our development, accounting, finance, sales and marketing, customer service and support organizations. Failure to accomplish any of these requirements would seriously harm our ability to deliver products in a timely fashion, fulfill existing customer commitments and attract and retain new customers.

Our Quarterly Operating Results are Volatile and May Cause Our Stock Price to Fluctuate

     Our quarterly operating results have been and will be subject to volatility due to factors such as the commencement, delay, completion or cancellation of significant contracts and the mix of contracted services. Because a large portion of our operating costs are fixed, variations in the timing and progress of large contracts or of multiple contracts can have a material effect on our quarterly results. We believe that quarter-to quarter comparisons of operating results may not be a good indication of our future performance, nor would operating results for any particular quarter be indicative of future operating results. In some future quarters, operating results may be below the expectations of the public market analysts and investors. In such event, the price of our common stock may decrease.

We Are Exposed to Potential Liability From Conducting Clinical Trials

     Clinical research services involve the testing of new drugs on human volunteers pursuant to a study protocol that has been approved by an impartial review board composed of medical and non-medical members. Such testing involves risk of liability for personal injury or death to patients due to, among other reasons, possible unforeseen adverse side effects or improper administration of a new drug. Many of these patients are already seriously ill and are at risk of further illness or death. While we are not aware of any event which would likely have a material adverse impact on our financial condition, we could be materially and adversely affected if we were required to pay damages or incur defense costs in connection with a claim that is outside the scope of an indemnity or our insurance coverage, or if the indemnity, although applicable, is not performed in accordance with its terms or if our liability exceeds the amount of applicable insurance. Additionally, there can be no assurance that such insurance coverage will continue to be available on terms acceptable to us.

Changes in Government Regulation of the Pharmaceutical Industry Could Decrease Our Business Opportunities

     Our business depends on strict regulation of the drug development process by the federal government. Changes in regulations, including a relaxation in regulatory standards or the introduction of streamlined drug approval procedures, could materially adversely affect the demand for our services. Furthermore, our failure to comply with current regulations regarding conduct of a clinical trial could result in termination of ongoing research or disqualification of data for submission to regulatory authorities.

Changes in the Healthcare Industry Could Decrease Our Business Opportunities

     The healthcare industry is subject to changing political, economic and regulatory influences that may affect the pharmaceutical industry. Implementation of comprehensive or incremental government healthcare reform, as well as industry wide healthcare containment pressures, may adversely affect research and development expenditures by pharmaceutical companies, which could decrease the business available to the contract research organization industry. We are unable to predict the likelihood of healthcare legislation being enacted or the effects such legislation would have on us.

Our executive officers, directors and principal stockholders and their affiliates own a large percentage of our voting stock and have the ability to make decisions that could adversely affect our stock price.

     Our officers, directors and greater-than five percent stockholders (and their affiliates), in the aggregate, beneficially own more than 61% of our outstanding common stock. These persons, acting together, have the ability to control substantially all matters submitted to our stockholders for approval, including the election and removal of directors and any merger, consolidation or sale of all or substantially all of our assets, and to control management and affairs. Pursuant to a voting agreement, substantially all of the selling securityholders have agreed to vote their shares in the same manner as Covalent Partners LLC. Accordingly, this concentration of ownership may have the effect of delaying, deferring or preventing a change in control, impeding a merger, consolidation, takeover or other business combination or discouraging a potential acquirer from making a tender offer or otherwise attempting to obtain control, which in turn could materially adversely affect the price of our common stock.

Failure to Maintain NASDAQ Smallcap Market Maintenance Criteria Could Negatively Impact the Liquidity and Market Price of Our Common Stock.

     Our common stock began trading on the Nasdaq SmallCap Market in December 1997. The Nasdaq SmallCap Market imposes continued listing requirements on all securities listed on this market. These requirements include, among other things, that we maintain net tangible assets of $2 million or more, or market capitalization of $35 million or more, or net income in the latest fiscal year or two of our last three fiscal years of $500,000 or more. In addition, the Nasdaq SmallCap Market requires that the shares listed maintain a minimum bid price of $1.00 per share. While we presently believe that we meet all of the Nasdaq SmallCap continued listing requirements, we cannot be certain that we will continue to meet such requirements in the foreseeable future. Accordingly, we run the risk of having our common stock delisted from the Nasdaq SmallCap Market if we fail to continue to meet the quantitative and qualitative continued listing standards. If a delisting were to occur, our common stock would be traded in the over-the-counter market.

The Potential For Our Common Stock Shares to Become a "Penny Stock" May Affect its liquidity.

     Under Securities and Exchange Commission rules, stocks not traded on an exchange or the Nasdaq market that trade for less than $5.00 per share may come under the penny stock rules which require, among other things, that broker dealers, in advance of any transactions in such stock, furnish to the customer a detailed disclosure document and obtain from the customer a signed acknowledgement of receipt of such document. Additional detailed information about the penny stock transactions by the broker dealer engaged in on behalf of the customer must also be supplied after such transaction. The penny stock rules, while designed to protect investors, may have the effect of causing the market for such stocks to become less liquid due to the increased administrative burden imposed upon the broker associated with trading in such securities.

We depend on key personnel and may not be able to retain these employees or recruit additional qualified personnel, which would harm our business.

     Because of the specialized scientific nature of our business, we are highly dependent upon qualified scientific, technical and managerial personnel. Our anticipated growth will require additional expertise and the addition of new qualified personnel. We will face intense competition in recruiting these persons. We may not be able to attract and retain qualified personnel to develop our sales and marketing forces. There is intense competition for qualified personnel in the contract research field. Therefore, we may not be able to attract and retain the qualified personnel necessary for the development of our business. The loss of the services of existing personnel, as well as the failure to recruit additional key scientific, technical and managerial personnel in a timely manner would harm our clinical development trails and our business. We do not maintain key man life insurance on any of our employees.


                                USE OF PROCEEDS

     We will not receive any proceeds from the sale of the shares by the selling stockholders. The selling stockholders will receive all of the net proceeds from the sale of the shares.

     The selling stockholders will pay any underwriting discounts and commissions and expenses incurred by them for brokerage, accounting, tax, legal services or other expenses incurred by the selling stockholders in disposing of their shares. We will bear all other costs, fees and expenses incurred in effecting the registration of the shares covered by this prospectus, including, without limitation, all registration and filing fees, Nasdaq listing fees, fees and expenses of our counsel and accountants, and blue sky fees and expenses.

                             SELLING STOCKHOLDERS

     The following table sets forth information regarding the beneficial ownership of the shares of common stock by the selling stockholder as of August 14, 2000. The selling stockholders acquired beneficial ownership of the shares listed below either through (1) the satisfaction of promissory notes issued by Covalent Partners, LLC to selling stockholders in connection with the acquisition by Covalent Partners, LLC of the common stock held by Mr. Bruce LaMont, our former President, Chief Executive Officer and majority stockholder or (2) the exercise of warrants previously issued by us to some of the selling stockholders. The information regarding the selling stockholders' beneficial ownership after this offering assumes that all of the shares of the commons stock offered by the selling stockholders through this prospectus are actually sold. None of the selling stockholders has held a position or office with, or has otherwise had a material relationship with us, within the past thee years. The presentation is based on 12,174,577 shares of our common stock outstanding as of August 1, 2000:

                                                     Shares                                    Shares
                                               Beneficially Owned                        Beneficially Owned
                                                Prior to Offering         Number of        After Offering
                                            -------------------------      Shares        -------------------
Name of Selling Stockholder                    Number     Percentage     Being Offered    Number    Percent
------------------------------------------  ------------  -----------  ----------------  --------  ---------
Dr. Richard D. Propper                      1,185,586            9.7%       513,487       672,099       5.5%
Michael Chermak                               669,062            5.5        603,562        65,500        *
Hassan Nemazee                              1,006,600(1)         8.3        500,000         6,600        *
Berkshire International Finance, Inc.         200,000(2)         1.6        200,000            --        --
Bedford Oak Partners, L.P.                    741,642            6.1        731,642        10,000        *
Acorn Technology Fund                         600,000            4.9        600,000            --        --
Thomas Hodapp                                 559,701            4.6        559,701            --        --
Houston Ventures, Inc.                        500,000            4.1        500,000            --        --
S&F Consulting, Inc.                          150,000(3)         1.2        150,000            --        --
Montpellier International LDC                 146,328            1.2        146,328            --        --
Maxwell H. Gluck Foundation                   121,940            1.0        121,940            --        --
Gerry Beemiller                                50,000             *          50,000
David Smith                                    46,642             *          46,642            --        --
Emerald International                          42,679             *          42,679            --        --
Ashish Vibhakar                                33,333             *          33,333            --        --
U.S. Equity Portfolio LP                       30,485             *          30,485            --        --
United Congregation Mesorah                    24,388             *          24,388            --        --
Interim Advantage Fund, LLC                    18,657             *          18,657            --        --
Contra VC, LLC                                 18,656             *          18,656            --        --
Patti Davis                                    10,000             *          10,000            --        --
Daniel Beharry                                 25,000             *          25,000            --        --
Joel Hand                                       7,500             *           7,500            --        --
Marble Mountain, Ltd.                         325,000            2.7        325,000            --        --
Kenneth Borow,M.D.                          1,171,104(4)         9.2        460,000       711,104       5.6
Anthony Cerami                                 75,000             *          75,000            --        --
Jared I. Chaudry                              231,500            1.9        231,500            --        --
Kerry Propper                                 300,000            2.5        300,000            --        --
John Belknap                                   40,000             *          40,000            --        --

________________________
*        Represents less than 1% of our outstanding common stock.

(1) Includes 500,000 shares held by Houston Ventures, Inc. of which Mr. Nemazee, through various entities, is a majority stockholder and 6,600 shares held in the names of three of Mr. Nezamee's children for which Mr. Nemazee is a custodian under the New York Uniform Gift to Minors Act.

(2) Represents shares of common stock underlying a warrant containing registration rights issued on June 20, 1996 exercisable for 5 years at an exercise price of $2.75 per share.

(3) Includes 100,000 shares underlying a warrant containing registration rights issued on May 8, 1996 exercisable for 5 years at an exercise price of $5.25 per share and 50,000 shares underlying a warrant containing registration rights issued on June 20, 1996 exercisable for 5 years at an exercise price of $2.75 per share.

(4) Includes options to purchase 611,104 shares of common stock which are exercisable within sixty days of the date of this Prospectus.

     Covalent Partners, LLC was formed for the purpose of acquiring Bruce LaMont's entire holdings of our common stock in order to acquire a controlling interest in us. Mr. LaMont formerly was our President and Chief Executive Officer and majority stockholder. Covalent Partners, LLC obtained funds to purchase a majority of Mr. LaMont's shares through promissory notes issued to the following selling stockholders:

     1)  Acorn Technology Fund, in the amount of $1,800,000;
     2)  Bedford Oak Partners, L.P., in the amount $1,800,000;
     3)  Thomas Hodapp, in the amount of $1,500,000;
     4)  Hassan Nemazee, in the amount of $1,125,000;
     5)  Houston Ventures, Inc., in the amount of $1,125,000;
     6)  Montpellier International LDC, in the amount of $360,000;
     7)  Maxwell H. Gluck Foundation, in the amount of $300,000;
     8)  Gerry Beemiller, in the amount of $150,000;
     9)  David Smith, in the amount of $225,000;
     10)  Emerald International, in the amount of $105,000;
     11)  Ashish Vibhakar, in the amount of $100,000;
     12)  U.S. Equity Portfolio LP, in the amount of $75,000;
     13)  United Congregation Mesorah, in the amount of $60,000;
     14)  Interim Advantage Fund, LLC, in the amount of $50,000; and
     15)  Contra VC, LLC, in the amount of $50,000.

     Pursuant to the terms of the promissory notes, Covalent Partners, LLC discharged the notes in exchange for the shares of our common stock being offered and sold in this prospectus. In satisfaction of the notes, Covalent Partners, LLC delivered to the selling stockholders listed above shares of our common stock in the following amounts:

     1)  Bedford Oak Partners, L.P., in the amount 600,000 shares;
     2)  Acorn Technology Fund, in the amount of 600,000 shares;
     3)  Thomas Hodapp, in the amount of 500,000 shares;
     4)  Hassan Nemazee, in the amount of 500,000 shares;
     5)  Houston Ventures, Inc., in the amount of 500,000 shares;
     6)  Montpellier International LDC, in the amount of 120,000 shares;
     7)  Maxwell H. Gluck Foundation, in the amount of 100,000 shares;
     8)  Gerry Beemiller, in the amount of 50,000 shares;
     9)  David Smith, in the amount of 41,667shares;
     10)  Emerald International, in the amount of 35,000 shares;
     11)  Ashish Vibhakar, in the amount of 33,333 shares;
     12)  U.S. Equity Portfolio LP, in the amount of 25,000 shares; and
     13)  United Congregation Mesorah, in the amount of 20,000 shares.
     14)  Interim Advantage Fund, LLC, in the amount of 16,667; and
     15)  Contra VC, LLC, in the amount of 16,666.

     Covalent Partners, LLC and each of the selling stockholders other than Berkshire International Finance, Inc. and S&F Consulting, Inc. entered into a stockholder agreement, under which Covalent Partners, LLC agreed to cause us to file a registration statement under the Securities Act covering the registration of the resale of all of the above shares of our common stock. In addition, under the stockholder agreement, each of the selling stockholders listed above, with the exception of Berkshire International Finance, Inc., S&F

Consulting, Inc., Hassan Nemazee and Houston Ventures, Inc., has agreed to vote all of such stockholder's shares of common stock in accordance with those voted by Covalent Partners, LLC. If Covalent Partners, LLC ceases to operate as an entity during the term of the stockholder agreement, each of the selling stockholders listed above, with the exception of Berkshire International Finance, Inc., S&F Consulting, Inc., Hassan Nernazee and Houston Ventures, Inc., has agreed to vote all of such stockholder's shares of common stock in accordance with those voted by Dr. Richard D. Propper. The agreement to vote their shares of common stock in accordance with those voted by Covalent Partners, LLC or Dr. Richard D. Propper terminates immediately prior to a lawful sale of the shares in the public market; upon the occurrence of a change in control as defined in the stockholder agreement; upon the termination of the stockholder agreement or ten years from the date of the stockholder agreement. The stockholders agreement also contains certain co-sale rights which permit Covalent Partners, LLC and each of the selling stockholders listed above, with the exception of Dr. Richard D. Propper, Berkshire International Finance, Inc. and S&F Consulting, Inc., to transfer such stockholder's shares of common stock to a third party, provided that the non-selling stockholders may include a proportionate amount of their shares of common stock in such sale under the same terms and conditions as the original selling stockholder. The selling stockholders are not afforded these co-sale rights in the event of a sale by Hassan Nemazee and Houston Ventures, Inc. This agreement was terminated on August 29, 2000.


                              PLAN OF DISTRIBUTION

  We are registering the shares on behalf of the selling stockholders. As used herein, "selling stockholders" includes donees, pledgees, transferees or other successors in interest (including, without limitation, corporate or partnership distributees of the selling stockholders which are privately held corporations or partnerships) selling shares received from a named selling stockholder after the date of this prospectus. We will bear all costs, expenses and fees in connection with the registration of the shares offered hereby. Any brokerage commissions and similar selling expenses attributable to the sale of shares will be borne by the selling stockholders. Sales of shares may be effected by selling stockholders from time to time in one or more types of transactions (which may include block transactions) on the Nasdaq national market or on any other market on which our shares may then be trading, in the over-the-counter market, in negotiated transactions, through put or call options transactions relating to the shares, through short sales of shares, or a combination of such methods of sale, at market prices prevailing at the time of sale, or at negotiated prices. Such transactions may or may not involve brokers, dealers or underwriters. The selling stockholders have advised us that they have not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of their shares. The selling stockholders have also advised us that no underwriter or coordinating broker is acting in connection with the proposed sale of shares by the selling stockholders, however, the selling stockholders may enter into agreements, understandings or arrangements with an underwriter or broker-dealer regarding the sale of their shares in the future.

  The selling stockholders may effect sales by selling shares directly to purchasers or to or through broker-dealers which may act as agents or principals. These broker-dealers and underwriters may receive compensation in the form of discounts, concessions, or commissions from the selling stockholders and/or the purchasers of shares for whom the broker-dealers and underwriters may act as agents or to whom they sell as principal, or both. This compensation to a particular broker-dealer or underwriter might be in excess of customary commissions.

  The selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions. In connection with such transactions, broker-dealers or other financial institutions may engage in short sales of our common stock in the course of hedging the positions they assume with the selling stockholders. The selling stockholders may also enter into options or other transactions with broker-dealers or other financial institutions which require the delivery to such broker-dealers or other financial institutions of shares offered hereby, which shares such broker-dealers or other financial institutions may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

  The selling stockholders and any broker-dealers or underwriters that act in connection with the sale of shares might be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act, and any commissions received by broker-dealers or underwriters and any profit on the resale of the shares sold by them while acting as principals might be deemed to be underwriting discounts or commissions under the Securities Act. We have agreed to indemnify each selling stockholder against certain liabilities, including liabilities arising under the Securities Act. The selling stockholders may agree to indemnify any agent, dealer, broker-dealer or underwriter that participates in transactions involving sales of the shares against certain liabilities, including liabilities arising under the Securities Act.

  Because selling stockholders may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act, the selling stockholders will be subject to the prospectus delivery requirements of the Securities Act and the rules promulgated thereunder. We have informed the selling stockholders that the anti-manipulative provisions of Regulation M promulgated under the Exchange Act may apply to their sales in the market.

  Selling stockholders also may resell all or a portion of the shares in open market transactions in reliance upon Rule 144 under the Securities Act, provided they meet the criteria and conform to the requirements of that rule.

  All or any part of the shares offered hereby may or may not be sold by the selling stockholders.

  After being notified by a selling stockholder that any material arrangement has been entered into with a broker-dealer or underwriter for the sale of shares through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker, dealer or underwriter, we will file a supplement to this prospectus, if required, pursuant to Rule 424(b) under the Securities Act.

  Pursuant to the registration rights agreement between us and certain selling stockholders, certain selling stockholders have agreed to (i) not to effect any offer or sales of our common stock in any manner other than as specified in this prospectus and (ii) to inform us of any sale of their shares at least three business days prior to such sale.

  We have agreed, subject to certain limitations set forth in the registration rights agreements governing the registration rights of some of the selling stockholders, to keep the Registration Statement of which this prospectus constitutes a part effective until the earlier of (i) the date on which all of the Registrable Securities have been sold pursuant to any Registration Statement, whether filed pursuant to the registration rights agreements or otherwise; (ii) the first date on which public sale of all of the Registrable Securities held by each selling stockholder is permitted to be made in any period of 90 days pursuant to Rule 144 or any other rule or regulation permitting public sale without registration under the 1933 Act (in any case, as amended or supplemented, or an successors thereto); and (iii) January 15, 2002.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The Securities and Exchange Commission allows us to "incorporate by reference" the information we file with the Securities and Exchange Commission, which means we can satisfy our legal obligations to disclose important information contained in those documents by referring you to them. The information included in the following documents is incorporated by reference and is considered part of this prospectus. More recent information that we file with the Securities and Exchange Commission automatically updates and supersedes any inconsistent information contained in prior filings.

     The documents listed below have been filed under the Exchange Act with the Securities and Exchange Commission and are incorporated by reference:

        (a) Our annual report on Form 10-KSB for the fiscal year ended December 31, 1999;

        (b) Our quarterly reports on Form 10-QSB for the quarters ended March 31, 2000 and June 30, 2000;

        (c) Our definitive proxy statement, as amended, relating to our 2000 annual meeting of stockholders filed on May 10, 2000;

        (d) Our current reports on Form 8-K filed on November 30, 1999 and February 7, 2000; and

        (e) The description of our common stock contained in the our registration statement on Form 8-A filed under Section 12 of the Exchange Act, including any amendments or reports filed for the purpose of updating such description.

  We also incorporate by reference all documents subsequently filed by us pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act until the offering of the shares of common stock under this prospectus is completed. You may request a copy of these filings, at no cost, by writing or telephoning us at Covalent Group, Inc. One Glenhardie Corporate Center, 1275 Drummers Lane, Suite 100, Wayne, Pennsylvania, 19087, attn: Secretary, telephone: (610) 975-9533.

                      WHERE YOU CAN FIND MORE INFORMATION

     We have filed a registration statement on Form S-3 with the Securities and Exchange Commission registering the shares of our common stock that are being offered by this prospectus. This prospectus is a part of the registration statement and, as the Securities and Exchange Commission rules permit, does not contain all of the information that stockholders can find in the registration statement or the exhibits to the registration statement.

     We file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any document we file at the Securities and Exchange Commission's public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 and at the Securities and Exchange Commission's regional offices in New York (7 World Trade Center, Suite 1300, New York, New York 10048) and Chicago (Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois, 60661-2511). In addition, registration statements and certain other filings made with the Securities and Exchange Commission through its "EDGAR" system are publicly available through the Securities and Exchange Commission's Web site on the Internet located at http://www.sec.gov. This registration statement, including all exhibits, has been filed with the Securities and Exchange Commission through EDGAR. Reports, proxy and information statements and other information concerning us can be inspected at the offices of the Nasdaq SmallCap Market, 1735 K Street, N.W., Washington, D.C. 20006-1506.

                           LEGAL MATTERS AND EXPERTS

     The validity of the shares of common stock offered by this prospectus will be passed upon for us by Pepper Hamilton LLP, Berwyn, Pennsylvania.

     The financial statements incorporated into this prospectus by reference to our annual report on Form 10-KSB, for the fiscal year ended December 31, 1999 have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said report.

                                INDEMNIFICATION

     Section 12 of our bylaws states that we will indemnify and hold harmless all our officers and directors from and against liability and litigation expense, including reasonable attorney's fees, arising out of their status as such or their activities in any of their capacities as our officers or directors. Such liability could arise under the Securities Act. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the foregoing bylaw provisions, or otherwise, we have been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

                             COVALENT GROUP, INC.

                                   6,365,500

                            SHARES OF COMMON STOCK



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                                  PROSPECTUS

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YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH DIFFERENT INFORMATION. YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS IS ACCURATE AS OF ANY DATE OTHER THAN THE DATE OF THIS PROSPECTUS. WE ARE NOT MAKING AN OFFER OF THESE SECURITIES IN ANY STATE WHERE THE OFFER IS NOT PERMITTED.